Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN - ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com
MARKET RELEASE
Dealings by Directors and Prescribed Officers
Johannesburg, 11 November 2020. Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements ("the Listings Requirements") hereby advises shareholders that Messrs NJ Froneman and C Keyter, Chief Executive Officer and Chief Financial
Officer of Sibanye Stillwater Limited have retained and/ or sold Bonus Shares which were granted on
1 March 2019 (“the Grant Date”) in terms of The Sibanye-Stillwater Limited 2017 Share Plan. Bonus Shares
awarded to Messrs Froneman and Keyter were sold in order to settle the associated tax liability.
Name
NJ Froneman
Position
Chief Executive Officer
Company
Sibanye Stillwater Limited
Nature of interest
Direct and Beneficial
Nature of transaction
Retention of bonus shares awarded on
1 March 2019
Transaction Date
9 November 2020
Number of Shares
78 188
Class of Security
Ordinary Shares
Market Price per share:
Low -
High -
sell price -
R56.4374
R56.4374
R56.4374
Total Value
R4 412 727,43
Vesting Period
Vest in equal parts on 9 months and 18 months
of the Grant Date
Name
NJ Froneman
Position
Chief Executive Officer
Company
Sibanye Stillwater Limited
Nature of interest
Direct and Beneficial
Nature of transaction
On market sale of bonus shares to cover
associated tax liability
Transaction Date
9 November 2020
Number of Shares
67 956
Class of Security
Ordinary shares
Market Price per share:
Low -
High -
sell price -
R52.3500
R57.6500
R56.4374

Total Value R3 835 259,95
Vesting Period Vest in equal parts on 9 months and 18 months of the Grant Date
Name
NJ Froneman
Position Chief Executive Officer
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction Retention of bonus shares awarded on 1 March
2019
Transaction Date 10 November 2020
Number of Shares 7 024
Class of Security ADR
Market Price per share:
Low -
High -
sell price -
USD 13.23
USD 13.86
USD 13.75
Total Value USD 96 580
Vesting Period Vest in equal parts on 9 months and 18 months of the Grant Date
Name
NJ Froneman
Position Chief Executive Officer
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares to cover associated tax liability
Transaction Date 10 November 2020
Number of Shares 3 422
Class of Security ADR
Market Price per share:
Low -
High -
sell price -
USD 13.23
USD 13.86
USD 13.75
Total Value USD 47 052,50
Vesting Period Vest in equal parts on 9 months and 18 months of the Grant Date
Name
C Keyter
Position Chief Financial Officer
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction Retention of bonus shares awarded on 1 March
2019
Transaction Date 9 November 2020
Number of Shares 49 227
Class of Security Ordinary Shares
Market Price per share:
Low -
High -
sell price -
R56.4374
R56.4374
R56.4374
Total Value R2 778 243,89
Vesting Period Vest in equal parts on 9 months and 18 months of the Grant Date

Name
C Keyter
Position Chief Financial Officer
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction
On market sale of bonus shares to cover
associated tax liability
Transaction Date 9 November 2020
Number of Shares 42 786
Class of Security Ordinary shares
Market Price per share:
Low -
High -
sell price -
R52.3500
R57.6500
R56.4374
Total Value R2 414 730,60
Vesting Period
Vest in equal parts on 9 months and 18 months
of the Grant Date

Dealing in securities by prescribed officers of the Company

In compliance with paragraphs 3.63 to 3.66 of the Listings Requirements, shareholders are further advised that the following prescribed officers of the Company have retained and/ or sold Bonus Shares which were granted on 1 March 2019 (“the Grant Date”) in terms of The Sibanye-Stillwater Limited 2017 Share
Plan.

Name
R van Niekerk
Position EVP: Technical Services
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction Retention of bonus shares awarded on 1 March
2019
Transaction Date 9 November 2020
Number of Shares 37 427
Class of Security Ordinary Shares
Market Price per share:
Low -
High -
sell price -

R56.4374
R56.4374
R56.4374
Total Value R2 112 282,5698
Vesting Period
Vest in equal parts on 9 months and 18 months
of the Grant Date

Name
R van Niekerk
Position EVP: Technical Services
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares to cover associated tax liability
Transaction Date 9 November 2020
Number of Shares 32 529
Class of Security Ordinary shares
Market Price per share:
Low -
High -
sell price -

R52.3500
R57.6500
R56.4374

Total Value R1 835 852,18
Vesting Period Vest in equal parts on 9 months and 18 months of the Grant Date
Name
S Bessit
Position EVP: SA Gold Segment
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares
Transaction Date 9 November 2020
Number of Shares 40 315
Class of Security Ordinary shares
Market Price per share:
Low -
High -
sell price -
R52.3500
R57.6500
R56.4374
Total Value R2 275 273,78
Vesting Period
Vest in equal parts on 9 months and 18 months
of the Grant Date

Name
JD Mostert
Position EVP: Organisational Growth
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares
Transaction Date 9 November 2020
Number of Shares 51 077
Class of Security Ordinary shares
Market Price per share:
Low -
High -
sell price -
R52.3500
R57.6500
R56.4374
Total Value R2 882 653,08
Vesting Period Vest in equal parts on 9 months and 18 months of the Grant Date
Name
TG Nkosi
Position EVP: Corporate Affairs
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares
Transaction Date 9 November 2020
Number of Shares 43 635
Class of Security Ordinary shares
Market Price per share:
Low -
High -
sell price -

R52.3500
R57.6500
R56.4374
Total Value R2 462 645,95
Vesting Period Vest in equal parts on 9 months and 18 months of the Grant Date

Name
WDR Robinson
Position EVP: US PGM Segment
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares
Transaction Date 9 November 2020
Number of Shares 52 984
Class of Security Ordinary shares
Market Price per share:
Low -
High -
sell price -
R52.3500
R57.6500
R56.4374
Total Value R2 990 279,20
Vesting Period
Vest in equal parts on 9 months and 18 months
of the Grant Date

Dealing in securities by a director of major subsidiaries

In compliance with paragraphs 3.63 to 3.66 of the Listings Requirements, shareholders are further advised that the director of a major subsidiary of Sibanye-Stillwater being Mr Richard Stewart, Executive Director
Stillwater Mining Company traded as follows:
Name
RA Stewart
Position EVP: Business Development
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares
Transaction Date 9 November 2020
Number of Shares 54 296
Class of Security Ordinary shares
Market Price per share:
Low -
High -
sell price -
R52.3500
R57.6500
R56.4374
Total Value R3 064 325,07
Vesting Period
Vest in equal parts on 9 months and 18 months
of the Grant Date

Name
RA Stewart
Position EVP: Business Development
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of shares
Transaction Date 9 November 2020
Number of Shares 140 000
Class of Security Ordinary shares
Market Price per share: R57.00
Total Value R7 980 000,00
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.
Ends.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Website: www.sibanyestillwater.com
FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the
“safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s
(“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-
looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”,
“estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-
Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of
Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-
Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-
Stillwater’s operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting Sibanye-
Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the
United States Securities and Exchange Commission.
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).